Exhibit 12.1

Materialise NV

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	For the year ended December 31,
	2017	2016		2015	2014	2013
Fixed charges:
Interest expense	1,026	665		615	606	568
Interest capitalized	87	—		—	—	—
Estimate of interest within rental expense*	970	817		388	396	455

Total fixed charges (not including the amortization on interest capitalized)	2,083	1,482		1,003	1,002	1,023

Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees	(653)	(291)		(2,848)	2,340	3,433
Add: fixed charges	2,083	1,482		1,003	1,002	1,023
Add: amortization of capitalized interest	5	2		2	2	2
Less: interest capitalized	(87)	—		—	—	—

Total earnings (loss) available for fixed charges	1,348	1,193		(1,843)	3,344	4,458

Ratio of earnings to fixed charges	* *	*	*	* *	3.33x	4.35x

*	Reasonable approximation of interest factor on rental expense
**	Due to the losses in some of the periods, the ratio coverage is sometimes less than 1:1. Materialise NV must generate additional earnings in some of the periods presented (as articulated in the table below) in order to achieve a coverage ratio of 1:1.

	For the year ended December 31,
	2017	2016	2015	2014	2013
Additional earnings required in order to achieve coverage ratio of 1:1	735	289	2,846	—	—